• 311 SOUTH WACKER DRIVE, SUITE 4200 • CHICAGO, ILLINOIS 60606 • 312-697-4600 • FAX 312-697-0115

DUFF & PHELPS, LLC

August 4, 2004

PLM Financial Services, Inc., as Trustee of the
PLM Equipment Growth Fund Liquidating Trust,
PLM Equipment Growth Fund II Liquidating Trust,
and PLM Equipment Growth Fund IV Liquidating Trust

Dear Trustee:

PLM Financial Services, Inc., as Trustee (the "Trustee") of the PLM Equipment Growth Fund Liquidating Trust, PLM Equipment Growth Fund II Liquidating Trust, and PLM Equipment Growth Fund IV Liquidating Trust (collectively, the "Trusts") has engaged Duff & Phelps, LLC ("Duff & Phelps") as its independent financial advisor to provide an opinion (the "Opinion") as to the fairness to the beneficial interest holders of the Trusts, from a financial point of view, of a contemplated transaction, including the allocation of the consideration between the Trusts on the one hand and the Guarantor on the other (the "Proposed Transaction") (without giving effect to any impacts of the Proposed Transaction on any particular beneficial interest holder other than in its capacity as a beneficial interest holder). MILPI Holdings, LLC ("MILPI" or the "Guarantor"), as a signatory to our engagement letter, has agreed to indemnify us for certain liabilities that may arise out of the rendering of this Opinion.

Duff & Phelps has previously provided financial advisory services to Semele Group, Inc. and PLM International, Inc. PLM Financial Services, Inc. is a wholly-owned subsidiary of PLM International, Inc.

Description of the Proposed Transaction

The Proposed Transaction involves the purchase of all of the assets of the Trusts by Cypress Financial Corporation (the "Acquirer"), for aggregate consideration consisting of $10,271,856.61 cash (the "Aggregate Cash Consideration"). Pursuant to the Allocation Agreement dated August 4, 2004 between the Trusts and the Guarantor, the Aggregate Cash Consideration shall be reallocated as follows: (i) $9,371,856.61, subject to adjustment as described below, to the Trusts, as the purchase price for the Cars and Leases (the "Purchase Price"); and (ii) $900,000, subject to adjustment as described below, to MILPI, in consideration of its delivery of the Guarantee (the "Guarantee Fee").

The Purchase Price shall be increased by an amount, if any, equal to simple interest at a rate of 10% per annum, accrued on the Purchase Price from July 30, 2004 to the Closing Date, as so reduced pursuant to Sections 2.2(a), (b) and (c) of the Rail Car Purchase and Sale Agreement dated August 4, 2004. If the Purchase Price shall be increased, the Guarantee Fee shall be increased, and if the Purchase Price shall be decreased, the Guarantee Fee shall be decreased, in each applicable case by the same percent as the increase or decrease to the Purchase Price.

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

1. Conducted a meeting on July 28, 2004 in Chicago, Illinois with Scott Smith, Vice President, Finance of PLM Transportation Equipment Corporation, a wholly-owned subsidiary of PLM Financial Services, Inc. We also conducted several telephone discussions with members of PLM Financial Services, Inc. including Jim Coyne, President, and Rick Brock, Chief Financial Officer;

2. Reviewed the Trusts' financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2003;

3. Reviewed pro forma financial results, provided by an affiliate of the Trustee, of the railcar portfolio for the six months ended June 30, 2004;

4. Reviewed the Rail Car Purchase and Sale Agreement dated August 4, 2004 between the Trusts and Cypress Tankcar Leasing III, LLC (the "Purchase and Sale Agreement");

5. Reviewed the Guarantee dated August 4, 2004 (the "Guarantee") by MILPI Holdings, LLC;

6. Reviewed the Rail Car Management Agreement dated August 4, 2004 between Transportation Equipment-PLM LLC and Cypress Tankcar Leasing III, LLC;

7. Reviewed the Allocation Agreement dated August 4, 2004 between the Trusts and the Guarantor;

8. Reviewed the Confidential Offer dated March 15, 2004 from Patriot Capital Markets, LLC;

9. Reviewed the written offer letter dated March 24, 2003 from Slate Financial LLC; and

10. Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Trusts' solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Trusts' credit worthiness or otherwise as tax advice or as accounting advice. In rendering this Opinion, Duff & Phelps relied upon the fact that the Trustee has been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Trustee and its affiliates, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final version of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps' Opinion further assumes that information supplied and representations made by the Trustee and its affiliates are substantially accurate regarding the Trusts and the Proposed Transaction. Neither the Trustee nor any of its affiliates placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions precedent required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Purchase and Sale Agreement dated as of August 4, 2004.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Trustee and may not translate to any other purposes.

Duff & Phelps has prepared this Opinion effective as of August 4, 2004. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the

Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

It is understood that this Opinion is for the information of the Trustee in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Trusts in respect of the Proposed Transaction with the Securities and Exchange Commission. In addition, this Opinion is not a recommendation as to how the Trustee should act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

You may summarize or otherwise reference the existence of this Opinion as required by law or regulation to be filed with the Securities and Exchange Commission, provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. Said approval shall not be unreasonably withheld. Except as described above, without our prior consent, this Opinion may not be quoted or referred to, in whole or in part, in any written document.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair to the beneficial interest holders of the Trusts, from a financial point of view, including the allocation of the consideration between the Trusts on the one hand and the Guarantor on the other (without giving effect to any impacts of the Proposed Transaction on any particular beneficial interest holder other than in its capacity as a beneficial interest holder).

Respectfully submitted,

Duff & Phelps, LLC

DUFF & PHELPS, LLC